UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended [December 31, 2004].

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Transition Period From ____________ to ____________________

Commission File Number: 33-32124

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Temple-Inland Non-Salaried Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Temple-Inland Inc.
1300 MoPac Expressway South, Austin, Texas 78746



The Exhibit Index is page 19

Temple-Inland Inc. Selected Savings Plans
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003 and year ended December 31, 2004
Table of Contents

		Page No.
(a)	Financial Statements:	
	Report of Independent Registered Public Accounting Firm	F-1
	Statements of Net Assets Available for Benefits	F-2
	Statements of Changes in Net Assets Available for Benefits	F-3
	Notes to Financial Statements	F-5
	Supplemental Schedule:	
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	F-15
(b)	Exhibits:	
	1. Consent of Ernst & Young LLP	

ERNST & YOUNG

Ernst & Young LLP
Suite 1400
700 Lavaca
Austin, Texas 78701

Phone: (512) 478-9881
Fax: (512) 473-3499
www.ey.com

Report of Independent Registered Public Accounting Firm

Temple-Inland Benefits Administration Committee
Temple-Inland, Inc. Selected Thrift Plans

We have audited each of the accompanying statements of net assets available for benefits of the Temple-Inland Inc. Selected Thrift Plans (as listed on pages F-2 through F-4) as of December 31, 2004 and 2003, and each of the related statement of changes in net assets available for benefits for the year ended December 31, 2004. Each of the financial statements is the responsibility of the Plan's management. Our responsibility is to express an opinion on each of the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, each of the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of each Plan at December 31, 2004 and 2003, and the changes in their net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for each Plan taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans' management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of each Plan's financial statements and, in our opinion, is fairly stated in all material respects in relation to each Plan's financial statements taken as a whole.



Austin, Texas
June 24, 2005

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS					
Investments, at fair value:					
Plan interest in the separate accounts of					
Temple-Inland Employee Master Trust:					
Temple-Inland Inc. Stock Fund	$ 33,668,989	$ 24,854,262	$ 80,392,984	$ 26,247,328	$ 671,770
Vanguard Retirement Savings Trust	16,212,907	22,498,936	87,402,999	48,141,172	1,101,977
Vanguard Windsor Fund	21,472,377	8,543,457	64,418,904	13,530,320	85,753
Vanguard IT Treasury Fund	44,253,867	3,366,106	18,773,375	5,236,952	38,780
Vanguard 500 Index Fund	27,185,093	10,975,661	68,721,562	21,622,884	177,923
Vanguard Wellington Fund	11,647,412	5,342,814	25,686,282	5,932,350	8,321
Vanguard Explorer Fund	10,305,544	2,946,054	18,968,184	5,141,619	44,497
Vanguard International Growth Fund	5,864,496	1,508,199	9,623,980	2,260,914	19,715
Vanguard Small-Cap Value Index Fund	1,836,142	883,487	11,068,019	2,124,785	210
Vanguard PRIMECAP Fund	2,688,598	1,346,924	24,577,821	8,729,306	178
Participant loans	6,225,930	8,549,648	12,061,104	8,551,820	—
Total investments	181,361,355	90,815,548	421,695,214	147,519,450	2,149,124
Receivables:					
Participant loan interest	1,010	9,033	1,284	8,277	—
Employee contributions	35,187	87,771	37,185	227,581	16,636
Employer contributions	34,185	54,036	12,746	22,089	10,559
Total receivables	70,382	150,840	51,215	257,947	27,195
Net assets available for benefits	$ 181,431,737	$ 90,966,388	$ 421,746,429	$ 147,777,397	$ 2,176,319

See Notes to Financial Statements.

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS					
Investments, at fair value:					
Plan interest in the separate accounts of Temple-Inland Employee Master Trust:					
Temple-Inland Inc. Stock Fund	$ 33,151,622	$ 24,306,367	$ 86,741,415	$ 26,168,053	$ 729,505
AOL Time Warner Stock Fund	—	117,210	3,201,158	62,051	—
Vanguard Retirement Savings Trust	14,237,502	19,039,274	82,282,840	42,957,305	882,405
Vanguard Windsor Fund	18,728,790	7,468,513	60,409,106	12,593,764	68,348
Vanguard IT Treasury Fund	42,339,246	3,118,859	17,242,503	5,401,355	41,597
Vanguard 500 Index Fund	24,731,967	9,722,066	66,539,975	19,458,495	144,008
Vanguard Wellington Fund	9,538,645	4,068,533	21,077,671	4,955,585	4,655
Vanguard Explorer Fund	8,812,999	2,533,047	14,795,367	4,545,985	30,827
Vanguard International Growth Fund	4,435,812	1,014,003	7,748,559	1,831,471	17,407
Vanguard Small-Cap Value Index Fund	514,989	623,897	5,739,875	1,349,373	—
Vanguard PRIMECAP Fund	1,200,681	808,791	19,742,096	7,645,957	—
Participant loans	6,057,231	7,744,603	12,009,516	7,463,352	—
Total investments	163,749,484	80,565,163	397,530,081	134,432,746	1,918,752
Receivables:					
Participant loan interest	—	16,934	21,253	22,116	—
Employee contributions	—	178,199	531,010	601,226	20,178
Employer contributions	—	104,917	197,758	54,732	12,812
Total receivables	—	300,050	750,021	678,074	32,990
Net assets available for benefits	$ 163,749,484	$ 80,865,213	$ 398,280,102	$ 135,110,820	$ 1,951,742

See Notes to Financial Statements.

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2004

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
Investment income from the separate accounts of Temple-Inland Employee Master Trust:					
Cash dividends	$ 4,822,567	$ 1,727,005	$ 8,165,117	$ 2,279,566	$ 31,036
Interest	582,557	803,601	3,288,669	1,740,578	39,953
Net appreciation in fair value of investments	9,568,349	4,852,747	28,781,198	8,112,403	92,139
Total investment income from Master Trust	14,973,473	7,383,353	40,234,984	12,132,547	163,128
Interest from participant loans	358,275	477,700	724,284	425,328	—
Contributions:					
Employee	11,929,264	5,309,531	18,557,081	10,852,596	177,459
Employer	11,033,073	3,236,978	8,583,740	2,639,010	111,279
Rollovers	752,736	48,425	926,455	153,030	—
Total contributions	23,715,073	8,594,934	28,067,276	13,644,636	288,738
Distributions to participants	(16,465,485)	(6,305,299)	(50,962,121)	(13,082,626)	(227,289)
Interplan transfers	(4,899,083)	(49,513)	5,401,904	(453,308)	—
Net increase	$ 17,682,253	$ 10,101,175	$ 23,466,327	$ 12,666,577	$ 224,577
Net assets available for benefits:					
Beginning of year	$ 163,749,484	$ 80,865,213	$ 398,280,102	$ 135,110,820	$ 1,951,742
End of year	$ 181,431,737	$ 90,966,388	$ 421,746,429	$ 147,777,397	$ 2,176,319

See Notes to Financial Statements.

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2004

NOTE A – DESCRIPTION OF PLANS

This report includes the selected employee benefit plans (the "Plans") of Temple-Inland Inc. and its wholly owned subsidiaries (the "Company") that participate in the Temple-Inland Employee Master Trust (the "T-I Trust"). The following description of Temple-Inland Savings Plan for Union Employees ("Savings Plan for Union Employees"), Temple-Inland Savings and Retirement Plan ("Savings and Retirement Plan"), Temple-Inland Non-Salaried Savings Plan ("Non-Salaried Savings Plan"), Temple-Inland Salaried Savings Plan ("Salaried Savings Plan") and El Morro Corrugated Box Corporation Savings and Investment Plan ("El Morro") provides eligibility, contributions and other general information. The Summary Plan Descriptions, copies of which are available from the Company, contains more detailed information about the Plans. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

Savings and Retirement Plan

The Savings and Retirement Plan was established effective April 1, 1989. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the Internal Revenue Code (IRC) and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Upon meeting the three-month service requirement, certain salaried, salaried plus commission, or commission only employees of the Company are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period, with a maximum of $4,000 per participant in each plan year. The Company also makes retirement contributions equal to 3-1/2 percent of a participant's eligible pay.

The Plan was amended in 2004 to provide for the full vesting of the employer matching contributions and company retirement contributions accounts of participants whose employment is designated as being terminated due to the repositioning of Guaranty Residential Lending, Inc.'s mortgage originating activities, as announced on August 4, 2004.

Non-Salaried Savings Plan

The Non-Salaried Savings Plan was established effective January 1, 1990. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Upon meeting the three-month service requirement, non-union hourly employees of the Company are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period. The Company's contribution will be limited to $4,000 per participant in each plan year.

Salaried Savings Plan

The Salaried Savings Plan was established effective January 1, 1984. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to rollover their funds to an IRA or another qualified employer plan or, for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Upon meeting the three-month service requirement, certain salaried, salaried plus commission, or commission only employees of the Company are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period. The Company's contribution is limited to $4,000 per participant in each plan year.

Savings Plan for Union Employees

The Savings Plan for Union Employees was established effective January 1, 1993.

The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65. There are 52 and 47 individual collectively bargained units belonging to the Plan as of December 31, 2004 and 2003, respectively.

Upon meeting the three-month service requirement, employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The matching formula for Company contributions and the maximum Company contribution per participant are defined in the collectively bargaining unit agreements. Contribution ranges and Company matching formulas vary based on individual union agreements.

El Morro

The El Morro Plan was established effective August 1, 1992. Banco Popular Trust Division is the Trustee for this plan. The Plan allows any non-union employee who is employed by El Morro Corrugated Box Corporation or Inland Paper Company, Inc., at its plants and warehouses in Vega Alta, Puerto Rico to become a participant as of any enrollment date following three months of service. Participation in the Plan is entirely voluntary. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65. Voluntary before-tax or after-tax employee contributions can be made to the Plan through periodic payroll deductions, limited to ten percent of compensation up to an annual limit of $8,000. Before-tax contributions are not to exceed the maximum amount specified by federal and Puerto Rico tax laws.

The Company will contribute one dollar for every dollar of the first three percent of the participant's compensation and fifty cents for every dollar of the next three percent of compensation the participant elects to contribute under the Plan. The Company's contribution is limited to $4,000 per participant in each plan year. No Company contribution will be made on the employee's after-tax contributions that exceed their pre-tax contributions.

Investment Options

Participants may designate their contributions to be made in multiples of ten percent into various separate investment accounts within the T-I Trust other than the Temple-Inland Inc. Stock Fund. All Company matching contributions are invested in the Temple-Inland Inc. Stock Fund. Participants may transfer all or any portion (in multiples of ten percent (10%) of their before tax contributions account, after tax contribution account, employer matching contribution account, qualified nonelective contribution account, and rollover account invested in any of the funds to any of the active funds; provided, however, that a participant may not transfer any amounts held in his employer matching contribution account unless he has attained age fifty-nine (59) prior to January 1, 2003, or completed a period of service of at least three (3) years. All Company retirement contributions in the Savings and Retirement Plan are invested in the Vanguard IT Treasury Fund. The AOL Time Warner Common Stock Fund was restricted from further contributions and transfers into the fund and was liquidated in 2004.

Each of the Plans except for El Morro participate in the Loan Fund. The Loan Fund consists of monies borrowed by participants from their account balances. Repayments of principal and interest are allocated to the participants' account balances based on the participants' current investment elections.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes vested in the Company's contribution after 36 months of service. Participants are 34 percent vested after 12 months of participation, 67 percent vested after 24 months and 100 percent vested after 36 months. Retirement contributions in the Savings and Retirement Plan vest upon five years of continuous service. Any Company contributions not otherwise vested, vest upon five years of continuous service. Upon termination, the non-vested portion of the Company's contributions will be forfeited.

Forfeitures

Nonvested balances of participants' accounts may be subject to forfeiture upon termination of their employment with the Company. A forfeiture occurs in the Plan year in which the participant receives a distribution of their vested account or after five consecutive one-year breaks in service, as defined. Forfeitures are used to reduce future Company contributions.

Administration

The Plans are administered by an appointed committee. Guidelines as to who may be appointed to serve on an administering committee and how appointments are made are set forth in the Summary Plan Descriptions. All significant costs of administering the Plans are paid by the Company. Vanguard Fiduciary Trust company (Vanguard) is the recordkeeper for the Plans.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The plan provides for various investments in common stocks, mutual funds and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Interest in the Temple-Inland Employee Master Trust

In 1993, the T-I Trust was formed. Vanguard was appointed as the Master Trustee. The assets of the T-I Trust are held in various separate investment accounts. Each of the benefit plans participating in the T-I Trust has beneficial interest percentages in the specific separate investment accounts available to the respective plan as selected by the Temple-Inland Inc. Investment Committee. The assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments), which can be specifically identified. The income and expenses resulting from the collective investment of the assets are allocated among each plan in proportion to the fair value of the assets on a monthly basis.

Investments

Investments are stated at fair value. The fair values of the Temple-Inland Inc. Stock Fund and the AOL Time Warner Stock Fund are based on the last sales price of the year as reported by the New York Stock Exchange. The fair value of investments in the Vanguard mutual funds is based on the net asset value per unit as reported by the National Association of Security Dealers on the last business day of the year. Loans are stated at cost, which approximates fair value.

The Vanguard Retirement Savings Trust is stated at fair value, as determined by Vanguard, based on the contract values of the underlying investment contracts.

Investment Income

Dividends are recorded as income on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains or losses on investment securities sold are determined on the basis of average cost.

Payment of Benefits

Benefits are recorded when paid.

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2004

NOTE C – INTEREST IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST

The following table presents the fair value of investments of the T-I Trust as of December 31, 2004 and 2003:

	2004	2003
Investments at fair value as determined by quoted market prices:		
Temple-Inland Inc. Stock Fund	$ 165,835,333	$ 171,096,962
AOL Time Warner Stock Fund	—	3,380,419
Vanguard Retirement Savings Trust	175,357,991	159,399,326
Vanguard Windsor Fund	108,050,811	99,268,521
Vanguard IT Treasury Fund	71,669,080	68,143,560
Vanguard 500 Index Fund	128,683,123	120,596,511
Vanguard Wellington Fund	48,617,179	39,645,089
Vanguard Explorer Fund	37,405,898	30,718,225
Vanguard International Growth Fund	19,277,304	15,047,252
Vanguard Small-Cap Value Index Fund	15,912,643	8,228,134
Vanguard PRIMECAP Fund	37,342,827	29,397,525
Total	$ 808,152,189	$ 744,921,524

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2004

The following table presents each plan's percentage interest in the separate investment accounts of the T-I Trust as of December 31, 2004 and 2003:

	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Savings Plan for Union Employees 457	El Morro 456
December 31, 2004:					
Temple-Inland Inc. Stock Fund	20.30	14.99	48.48	15.83	0.40
AOL Time Warner Stock Fund	—		—	—	—
Vanguard Retirement Savings Trust	9.25	12.83	49.84	27.45	0.63
Vanguard Windsor Fund	19.87	7.91	59.62	12.52	0.08
Vanguard IT Treasury Fund	61.75	4.70	26.19	7.31	0.05
Vanguard 500 Index Fund	21.13	8.53	53.40	16.80	0.14
Vanguard Wellington Fund	23.96	10.99	52.83	12.20	0.02
Vanguard Explorer Fund	27.55	7.88	50.71	13.75	0.11
Vanguard International Growth Fund	30.42	7.82	49.92	11.73	0.11
Vanguard Small-Cap Value Index	11.54	5.55	69.55	13.36	—
Vanguard PRIMECAP Fund	7.20	3.61	65.82	23.37	—
December 31, 2003:					
Temple-Inland Inc. Stock Fund	19.38	14.21	50.70	15.29	0.43
AOL Time Warner Stock Fund	—	3.47	94.70	1.84	—
Chesapeake Stock Fund	—	—	—	—	—
Vanguard Retirement Savings Trust	8.93	11.94	51.62	26.95	0.55
Vanguard Windsor Fund	18.87	7.52	60.85	12.69	0.07
Vanguard IT Treasury Fund	62.13	4.58	25.30	7.93	0.06
Vanguard 500 Index Fund	20.51	8.06	55.18	16.14	0.12
Vanguard Wellington Fund	24.06	10.26	53.17	12.50	0.01
Vanguard Explorer Fund	28.69	8.25	48.16	14.80	0.10
Vanguard International Growth Fund	29.48	6.74	51.49	12.17	0.12
Vanguard Small-Cap Value Index	6.26	7.58	69.76	16.40	—
Vanguard PRIMECAP Fund	4.08	2.75	67.16	26.01	—

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2004

Investment income (loss) for the separate investment accounts for the year ended December 31, 2004 is as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments as Determined by Quoted Market Prices	Interest	Dividends	Total
Temple-Inland Inc. Stock Fund	$ 14,420,177	$ —	$ 5,991,152	$ 20,411,329
AOL Time Warner Stock Fund	(152,144)	—	—	(152,144)
Vanguard Retirement Savings Trust	—	6,455,358	—	6,455,358
Vanguard Windsor Fund	10,754,091	—	2,069,578	12,823,669
Vanguard IT Treasury Fund	(839,659)	—	3,151,335	2,311,676
Vanguard 500 Index Fund	10,342,226	—	2,257,796	12,600,022
Vanguard Wellington Fund	2,007,578	—	2,690,577	4,698,155
Vanguard Explorer Fund	4,342,293	—	36,938	4,379,231
Vanguard International Growth Fund	2,692,696	—	314,407	3,007,103
Vanguard Small-Cap Value Index Fund	2,442,558	—	247,639	2,690,197
Vanguard PRIMECAP Fund	5,397,020	—	265,869	5,662,889
Total	$ 51,406,836	$ 6,455,358	$ 17,025,291	$ 74,887,485

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2004

NOTE D – NONPARTICIPANT DIRECTED INVESTMENTS

The following two funds, the Temple-Inland Inc. Stock Fund and the Vanguard IT Treasury Fund include both participant and nonparticipant directed amounts. The participant directed amounts are deemed nonparticipant directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Plan for Union Employees 457	El Morro 456
Net Assets at December 31, 2003:					
Temple-Inland Inc. Stock Fund	$ 33,151,622	$ 24,306,367	$ 86,741,415	$ 26,168,053	$ 729,505
Vanguard IT Treasury Fund	42,339,246				
Receivables:					
Temple-Inland Inc. Stock Fund	—	131,034	222,094	64,442	12,812
Total Net Assets	$ 75,490,868	$ 24,437,401	$ 86,963,509	$ 26,232,495	$ 742,317
Changes in Net Assets:					
Contributions	$ 12,058,521	$ 3,236,978	$ 8,602,021	$ 2,686,405	$ 111,279
Dividends and interest	3,150,807	877,312	2,956,174	935,142	23,813
Net appreciation in fair value of investments	2,106,097	2,093,189	7,310,266	2,350,541	62,124
Benefits paid to participants	(7,036,305)	(1,891,035)	(7,771,187)	(1,804,488)	(128,266)
Asset transfers in/out	9,278	19,319	233,415	2,355	—
Transfers (to) from other plans	(2,493,633)	(33,558)	1,012,194	(88,248)	—
Transfers (to) from participant directed investments	(5,323,762)	(3,810,153)	(18,897,754)	(4,036,968)	(128,938)
Change in net assets	$ 2,471,003	$ 492,052	$ (6,554,871)	$ 44,739	$ (59,988)
Net Assets at December 31, 2004:					
Temple-Inland Inc. Stock Fund	$ 33,668,989	$ 24,854,262	$ 80,392,984	$ 26,247,328	$ 671,770
Vanguard IT Treasury Fund	44,253,867	—	—	—	—
Receivables:					
Temple-Inland Inc. Stock Fund	10,877	75,191	15,654	29,906	10,559
Vanguard IT Treasury Fund	28,138	—	—	—	—
Total Net Assets	$ 77,961,871	$ 24,929,453	$ 80,408,638	$ 26,277,234	$ 682,329

NOTE E – TAX STATUS

The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation dated as follows:

Savings Plan for Union Employees	May 20, 2002
Savings and Retirement Plan	February 26, 2004
Non-Salaried Savings Plan	February 26, 2004
Salaried Savings Plan	February 26, 2004

Once qualified, the Plans are required to operate in conformity with the IRC to maintain their qualification. El Morro has received a favorable determination letter dated March 26, 1996, from the Commonwealth of Puerto Rico Department of the Treasury stating that the plan is qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. All of the above plans have been amended or restated since the most recent determination letters. It is the opinion of the Plan Administrator that the Plans, as amended, are operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plans are qualified and the related trust is tax exempt.

NOTE F – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA.

In the event of the termination of the Plans, the individual accounts of all members shall become fully vested. After deducting all charges and expenses, the balances of all individual accounts will be adjusted and the remaining assets distributed.

Temple-Inland Inc. Selected Savings Plans
Schedule H Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2004

Plan Name	Plan #	EIN	Identity of Issue*	Description of investment varying maturity dates and interest rates ranging from:	Current Value
Temple-Inland Savings And Retirement Plan	028	75-1462427	Participant Loans	4.25% to 11.00%	$ 6,225,930
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	Participant Loans	5.50% to 11.00%	8,549,648
Temple-Inland Salaried Savings Plan	025	75-1462427	Participant Loans	5.50% to 11.00%	12,061,104
Temple-Inland Savings Plan for Union Employees	457	13-2946332	Participant Loans	5.50% to 11.50%	8,551,820

*Represents party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TEMPLE-INLAND
NON-SALARIED SAVINGS PLAN



Date: June 27, 2005 By: ______________________
Roger Marietti
Temple-Inland Inc.
Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
23	Consent of Ernst & Young LLP	20

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement, as amended, (Form S-8 No. 33-32124) pertaining to the Temple-Inland Non-Salaried Savings Plan of our report dated June 22, 2005, with respect to the financial statements and supplemental schedule of the Temple-Inland Non-Salaried Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Austin, Texas
June 24, 2005